March 9, 2020

Matthew Dwyer
Chief Executive Officer
Integrated Cannabis Solutions, Inc.
6810 North State Road 7
Coconut Creek, FL 33073

       Re: Integrated Cannabis Solutions, Inc.
           Registration Statement on Form S-1
           Filed February 12, 2020
           File No. 333-236395

Dear Mr. Dwyer:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 12, 2020

Cover Page

1.     We note your statement on the cover page that you are a shell company and your
       disclosure in the Plan of Distribution section that selling security holders "may be deemed to be underwriters...." As Rule 144 is not available for the resale of securities of a shell
       company, the entire offering is a primary offering and each of the selling security holders is considered an underwriter. See SEC Release 33-8869 (2007). Please revise the registration statement to identify the selling security holders as underwriters. In addition, you must fix the price for the entire duration of the offering because the offering is deemed to be on behalf of the company, and the company is not eligible to use Form S-3 or to conduct an at-the-market offering. Accordingly, please revise your disclosure in the prospectus cover page and prospectus summary, as applicable.
 Matthew Dwyer
Integrated Cannabis Solutions, Inc.
March 9, 2020
Page 2
Prospectus Summary
Our Future Hemp Processing Business, page 8

2. In your description of future operations, you state that CBD is used for "various therapeutic and healing purposes." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and
         Cosmetic Act and subject to FDA approval. Please revise your business section to describe the drug development process, or revise to avoid unsubstantiated therapeutic claims.
Risk Factors
Because our directors and executive officers are among our largest stockholders, they can exert significant..., page 13

3. Please revise to state that the Chief Executive Officer beneficially owns 97.7% of the outstanding voting stock. Please also revise the cover page accordingly.
Rule 144, page 34

4. Please revise to disclose the consequences of your shell company status. In this regard, please disclose the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Please also make similar revisions on page 60.
Description of Business
Business, page 38

5. We refer to your disclosure on page 38 that you plan to "process Hemp or biomass that
         [you] will acquire or establishing a processing plant in Wisconsin." In addition, we also note information contained on what appears to be your website located at www.igpk.org indicates that you executed a contract to purchase an 200 acre farm and that you are building a state of the art processing plant with enough capacity to handle up to 10 times its 160 acres. Please revise your registration statement to disclose the material terms of your contract to purchase 200 acre farm and file the contract as an exhibit. Additionally, please also clearly disclose the status of your processing plant.

FirstName LastNameMatthew 57
Executive Compensation, pageDwyer
Comapany NameIntegrated Cannabis Solutions, Inc.your Chief Executive Officer as an exhibit to
6. Please file your employment agreement with March the2020 Page 2 statement.
       9, registration
FirstName LastName
 Matthew Dwyer
FirstName Cannabis Solutions, Dwyer
Integrated LastNameMatthew Inc.
Comapany NameIntegrated Cannabis Solutions, Inc.
March 9, 2020
Page 3
March 9, 2020 Page 3
FirstName LastName
General

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Frederick M. Lehrer, Esq.